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                              December 13, 2023

       Christopher Hogan
       Interim Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Amendment No.6 to
Registration Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-273464

       Dear Christopher Hogan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Underwriting
       Tail Financing, page 117

   1. We note that you entered into an engagement with the Representative, pursuant to which the Representative
shall be entitled to Tail Financing following a 12 month period after the engagement. Please
disclose whether a formal agreement was entered into and, if so, please also file the
agreement as an exhibit to the Registration Statement or explain to us why you believe you are
not required to do so. Please refer to Item 601(b)(10) of
                                                        Regulation S-K.
 Christopher Hogan
FirstName LastNameChristopher Hogan
NYIAX, INC.
Comapany13,
December   NameNYIAX,
              2023       INC.
December
Page 2    13, 2023 Page 2
FirstName LastName
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Mitchell Lampert